Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated October 28, 2020 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
During the third quarter realized pricing rebounded from the second quarter lows with stronger WTI benchmark prices and narrower differentials, which helped to generate adjusted funds flow from operations of $235.7 million and adjusted net earnings from operations of $71.0 million. Net debt was reduced by $119.4 million during the third quarter or $576.1 million on a year-to-date basis, demonstrating capital discipline and the Company’s commitment to strengthening the balance sheet.
Production averaged 113,383 boe/d during the quarter, comprised of over 90 percent oil and liquids. As crude oil prices stabilized during the quarter the Company reactivated production volumes that were previously shut-in. Development capital spending totaled $93.3 million with continued progress in well cost reductions. Operating costs totaled $136.6 million, down 23 percent from the third quarter of 2019, as the Company continued to optimize its workflows through the implementation of its operations technology platform throughout its operating areas.
With strong operational execution the Company is increasing its annual production guidance to the upper end of its prior guidance range at 121,000 boe/d, while holding its development capital spending guidance at $665 million.
Crescent Point’s commodity hedge program continues to provide protection in a volatile pricing environment. The Company has over 70 percent of 2020 fourth quarter and 40 percent of 2021 first quarter oil and liquids production hedged, net of royalty interest. The Company remains in a strong financial position, exiting the third quarter with net debt of $2.19 billion, or 2.0 times trailing adjusted funds flow from operations, and with undrawn credit capacity of $2.53 billion.
Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2020	2019	% Change	2020	2019	% Change
Crude oil (bbls/d)	89,260	119,011	(25)	98,662	131,215	(25)
NGLs (bbls/d)	13,458	20,627	(35)	15,048	20,523	(27)
Natural gas (mcf/d)	63,988	96,422	(34)	68,593	97,403	(30)
Total (boe/d)	113,383	155,708	(27)	125,142	167,972	(25)
Crude oil and NGLs (%)	91	90	1	91	90	1
Natural gas (%)	9	10	(1)	9	10	(1)
Total (%)	100	100	—	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area (boe/d)	2020	2019	% Change	2020	2019	% Change
Saskatchewan	81,925	104,952	(22)	90,953	110,936	(18)
Alberta	14,451	16,989	(15)	15,108	17,670	(14)
United States	17,007	33,767	(50)	19,081	39,366	(52)
Total	113,383	155,708	(27)	125,142	167,972	(25)
Total production averaged 113,383 boe/d during the third quarter compared to 155,708 boe/d for the same period of 2019. The 27 percent decrease was primarily due to asset dispositions completed in the second half of 2019 and a significantly reduced 2020 development capital program. The decrease in production also reflects the impact of the voluntary shut-in production volumes from the second quarter of 2020, which were subsequently reactivated in the third quarter.

CRESCENT POINT ENERGY CORP.	1

The Company’s average production for the nine months ended September 30, 2020, was 125,142 boe/d, down 25 percent, compared to 167,972 boe/d for the same period in 2019 due to the same reasons noted above.
The Company's weighting to crude oil and NGLs in the three and nine months ended September 30, 2020 remained relatively consistent with the 2019 comparative periods.
Exhibit 1
Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2020	2019	% Change	2020	2019	% Change
Crude oil ($/bbl)	48.24	66.22	(27)	41.74	67.68	(38)
NGLs ($/bbl)	19.05	14.09	35	14.93	20.27	(26)
Natural gas ($/mcf)	2.94	1.96	50	2.90	2.59	12
Total ($/boe)	41.89	53.69	(22)	36.29	56.85	(36)
(1) The average selling prices reported are before realized derivatives and transportation.

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2020	2019	% Change	2020	2019	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	40.94	56.45	(27)	38.30	57.06	(33)
WTI crude oil (Cdn$/bbl)	54.51	74.57	(27)	51.83	75.88	(32)
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(4.47)	(5.88)	(24)	(7.86)	(5.66)	39
FOS crude oil (Cdn$/bbl) (3)	(9.99)	(12.22)	(18)	(14.19)	(11.73)	21
UHC crude oil (US$/bbl) (4)	(1.33)	0.03	(4,533)	(2.73)	(0.46)	493
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	2.24	0.92	143	2.09	1.51	38
AECO monthly index natural gas (Cdn$/mcf)	2.14	1.04	106	2.06	1.38	49
NYMEX natural gas (US$/mmbtu) (6)	1.97	2.23	(12)	1.88	2.67	(30)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.751	0.757	(1)	0.739	0.752	(2)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)AECO refers to the Alberta Energy Company natural gas price.
(6)NYMEX refers to the New York Mercantile Exchange natural gas price.
US$ WTI benchmark price decreased 27 percent and 33 percent on average in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. WTI prices were significantly weaker in 2020 due to the COVID-19 pandemic, resulting in global economic contraction that decreased demand worldwide for crude oil and crude oil products. WTI prices opened the quarter at US$39.82/bbl and remained relatively stable for the duration of the third quarter of 2020, closing the quarter at US$40.22/bbl.

CRESCENT POINT ENERGY CORP.	2

Canadian natural gas prices strengthened in the three and nine months ended September 30, 2020, with the AECO daily benchmark price increasing 143 percent and 38 percent, respectively, compared to the same periods in 2019. Lower storage levels, reduced oil production and lower associated gas volumes in 2020 have improved the supply-demand balance at AECO and given support to prices. The AECO basis differential to NYMEX natural gas has also narrowed considerably due to the improved fundamentals in Western Canada.
U.S. natural gas prices decreased 12 percent during the third quarter of 2020, compared to the same period in 2019 due to higher than average storage levels, global demand decreases resulting from the COVID-19 pandemic, along with the shutdown of LNG export facilities amid hurricane activity in the Gulf of Mexico.
Exhibit 2
Canadian crude oil differentials narrowed during the third quarter of 2020, compared to the same period in 2019 and were stronger than historical averages due to industry-wide production shut-ins throughout North America as a result of weak US$ WTI prices in the second quarter of 2020. The shut-ins coupled with low capital investment in the industry resulted in a decrease in supply throughout the third quarter of 2020.
Canadian crude oil differentials widened in the nine months ended September 30, 2020, compared to the same period in 2019 due to a combination of lower production curtailments in Alberta, increasing inventory levels and demand destruction caused by the COVID-19 pandemic. In the nine months ended September 30, 2019, mandatory production curtailments in Alberta, extensive upgrader outages and stronger demand helped to tighten differentials.
For the three months ended September 30, 2020, the Company's average selling price for crude oil decreased 27 percent from the same period in 2019, primarily due to the 27 percent decrease in the US$ WTI benchmark price, partially offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the third quarter of 2020 was $6.27 per bbl compared to $8.35 per bbl in the third quarter of 2019.
In the nine months ended September 30, 2020, the Company's average selling price for crude oil decreased 38 percent from the same period in 2019, primarily due to the 33 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the nine months ended September 30, 2020 was $10.09 per bbl compared to $8.20 per bbl in the same period of 2019.
The Company's average selling price for NGLs in the three months ended September 30, 2020 increased 35 percent from $14.09 per bbl to $19.05 per bbl as a result of price improvements on renewed NGL contracts.
In the nine months ended September 30, 2020, the Company's average selling price for NGL's decreased 26 percent from $20.27 per bbl to $14.93 per bbl. Average selling prices for NGLs were impacted by the weakening of propane, butane and condensate prices from continued oversupply.
The Company's average selling price for natural gas in the three months ended September 30, 2020, increased 50 percent from $1.96 per mcf to $2.94 per mcf, primarily as a result of the increase in the AECO daily benchmark price, partially offset by gas production in the U.S. which is exposed to NYMEX based pricing. In the nine months ended September 30, 2020, the Company's average selling price for natural gas increased 12 percent from $2.59 per mcf to $2.90 per mcf, due to the same reasons noted above.

CRESCENT POINT ENERGY CORP.	3

Exhibit 3
Exhibit 4
(1)Excludes Uinta Basin assets sold in October 2019.
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 18 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended September 30, 2020 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains:

	Three months ended September 30			Nine months ended September 30
($ millions, except volume amounts)	2020	2019	% Change	2020	2019	% Change
Average crude oil volumes hedged (bbls/d)	61,500	59,935	3	63,148	64,923	(3)
Crude oil realized derivative gain	58.6	16.2	262	204.5	12.6	1,523
per bbl	7.14	1.48	382	7.56	0.35	2,060
Average natural gas volumes hedged (GJ/d) (1)	—	18,000	(100)	—	22,615	(100)
Natural gas realized derivative gain	—	2.8	(100)	—	8.0	(100)
per mcf	—	0.31	(100)	—	0.30	(100)
Average barrels of oil equivalent hedged (boe/d)	61,500	62,778	(2)	63,148	68,495	(8)
Total realized derivative gains	58.6	19.0	208	204.5	20.6	893
per boe	5.62	1.33	323	5.96	0.45	1,224
(1)GJ/d is defined as gigajoules per day.

CRESCENT POINT ENERGY CORP.	4

The Company's realized derivative gains for crude oil were $58.6 million and $204.5 million for the three and nine months ended September 30, 2020, respectively, compared to $16.2 million and $12.6 million in the same periods in 2019. The increased realized derivative gains in the three and nine months ended September 30, 2020 were largely attributable to the decrease in the Cdn$ WTI benchmark price, partially offset by the decrease in the Company's average derivative crude oil price.
Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended September 30			Nine months ended September 30
($ millions)	2020	2019	% Change	2020	2019	% Change
Crude oil	(61.5)	71.7	(186)	49.4	7.4	568
Natural gas	(2.7)	(3.2)	(16)	(2.9)	(9.5)	(69)
Total unrealized commodity derivative gains (losses)	(64.2)	68.5	(194)	46.5	(2.1)	(2,314)
The Company recognized a total unrealized derivative loss of $64.2 million on its commodity contracts for the three months ended September 30, 2020 compared to an unrealized derivative gain of $68.5 million in the same period in 2019. The $64.2 million unrealized derivative loss in the third quarter of 2020 was primarily attributable to the Company's crude oil contracts and reflects the maturity of in-the-money derivative contracts and the increase in the Cdn$ WTI forward benchmark prices at September 30, 2020 compared to June 30, 2020.
During the nine months ended September 30, 2020, the Company recognized a total unrealized derivative gain of $46.5 million on its commodity contracts compared to an unrealized derivative loss of $2.1 million in the same period in 2019. The $46.5 million unrealized derivative gain was primarily attributable to the Company's crude oil contracts and reflects the decrease in the Cdn$ WTI forward benchmark prices at September 30, 2020 compared to December 31, 2019.
Oil and Gas Sales

	Three months ended September 30			Nine months ended September 30
($ millions) (1)	2020	2019	% Change	2020	2019	% Change
Crude oil sales	396.1	725.0	(45)	1,128.3	2,424.2	(53)
NGL sales	23.6	26.8	(12)	61.6	113.6	(46)
Natural gas sales	17.3	17.3	—	54.5	68.9	(21)
Total oil and gas sales	437.0	769.1	(43)	1,244.4	2,606.7	(52)
(1)Oil and gas sales are reported before realized derivatives.
Total oil and gas sales were $437.0 million in the third quarter of 2020, a decrease of 43 percent from $769.1 million in the same period in 2019. The decrease is due to lower production levels and the decrease in realized crude oil prices.
Total oil and gas sales decreased 52 percent in the nine months ended September 30, 2020 compared to the same period in 2019. The decrease is primarily due to the decrease in realized crude oil prices and lower production levels.

CRESCENT POINT ENERGY CORP.	5

Exhibit 6
Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except % and per boe amounts)	2020	2019	% Change	2020	2019	% Change
Royalties	55.8	118.7	(53)	159.3	378.7	(58)
As a % of oil and gas sales	13	15	(2)	13	15	(2)
Per boe	5.35	8.29	(35)	4.65	8.26	(44)
Royalties decreased 53 percent and 58 percent in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. This was largely due to the decrease in oil and gas sales in both periods. Royalties as a percentage of oil and gas sales decreased by 2 percent in both the three and nine months ended September 30, 2020, reflecting the Uinta Basin disposition in the fourth quarter of 2019, which had higher associated royalty rates, as well as lower benchmark oil prices which reduced Canadian crown royalty rates.
Exhibit 7
Operating Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2020	2019	% Change	2020	2019	% Change
Operating expenses	136.6	177.3	(23)	425.7	577.4	(26)
Per boe	13.10	12.38	6	12.42	12.59	(1)
Operating expenses decreased 23 percent and 26 percent in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The decreases reflect the impact of the Southeast Saskatchewan and Uinta Basin dispositions in the second half of 2019 which had higher average operating expenses, along with lower activity levels in the first half of 2020. Operating expenses and operating expenses per boe in the third quarter of 2020 reflect higher cost production volumes that were reactivated and activity that was deferred earlier in the year with the collapse in pricing. Cost savings continue to be recognized from the Company's operations by exception platform as operational technology and improved workflows are implemented throughout the Company's asset portfolio. These cost savings are slightly offset by the Saskatchewan gas infrastructure disposition early in 2020, which resulted in an increase in processing fees.

CRESCENT POINT ENERGY CORP.	6

Crescent Point continues to focus on field efficiencies and cost control and has implemented additional health and safety protocols within its field operations in response to the COVID-19 pandemic. Operations have continued without material disruption and the Company will continue with responsible measures to protect the health and safety of its employees.
Exhibit 8
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2020	2019	% Change	2020	2019	% Change
Transportation expenses	24.3	29.9	(19)	77.7	95.4	(19)
Per boe	2.33	2.09	11	2.27	2.08	9
Transportation expenses decreased 19 percent in both the three and nine months ended September 30, 2020, compared to the same periods in 2019 primarily due to lower production volumes. Transportation expenses per boe increased 11 percent and 9 percent in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019 primarily due to asset divestments completed in the second half of 2019 that had lower associated transportation costs, and new transportation fees resulting from the Company's infrastructure disposition that closed early in 2020.
Exhibit 9

CRESCENT POINT ENERGY CORP.	7

Netback

	Three months ended September 30			Nine months ended September 30
	2020	2019		2020	2019
	Total (2) ($/boe)	Total (2) ($/boe)	% Change	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	41.89	53.69	(22)	36.29	56.85	(36)
Royalties	(5.35)	(8.29)	(35)	(4.65)	(8.26)	(44)
Operating expenses	(13.10)	(12.38)	6	(12.42)	(12.59)	(1)
Transportation expenses	(2.33)	(2.09)	11	(2.27)	(2.08)	9
Operating netback (1)	21.11	30.93	(32)	16.95	33.92	(50)
Realized gain on derivatives	5.62	1.33	323	5.96	0.45	1,224
Netback (1)	26.73	32.26	(17)	22.91	34.37	(33)
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the three months ended September 30, 2020 decreased 32 percent to $21.11 per boe from $30.93 per boe in the same period in 2019. The decrease in the Company's operating netback was primarily due to the decrease in average selling price and increase in transportation and operating expenses, partially offset by lower royalties. The decrease in the Company's netback was primarily the result of the decrease in the operating netback, partially offset by an increase in the realized gain on commodity derivatives.
The Company's operating netback for the nine months ended September 30, 2020 decreased 50 percent to $16.95 per boe from $33.92 per boe in the same period in 2019. The decrease in the Company's operating netback was primarily due to the decrease in average selling price and increase in transportation expenses, partially offset by lower royalties and operating expenses. The decrease in the Company's netback was primarily the result of the decrease in the operating netback, partially offset by an increase in the realized gain on commodity derivatives.
Exhibit 10

CRESCENT POINT ENERGY CORP.	8

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2020	2019	% Change	2020	2019	% Change
General and administrative costs	24.2	41.4	(42)	89.2	99.9	(11)
Capitalized	(7.4)	(9.2)	(20)	(24.5)	(28.1)	(13)
Total general and administrative expenses	16.8	32.2	(48)	64.7	71.8	(10)
Transaction costs	(0.1)	(3.1)	(97)	(5.4)	(4.2)	29
General and administrative expenses	16.7	29.1	(43)	59.3	67.6	(12)
Per boe	1.60	2.03	(21)	1.73	1.47	18
General and administrative ("G&A") expenses decreased to $16.7 million and $59.3 million in the three and nine months ended September 30, 2020, respectively, compared to $29.1 million and $67.6 million in same periods in 2019. The decreases are primarily attributable to lower employee related costs, partially offset by lower overhead recoveries resulting from lower production and reduced capital spending levels. Non-recurring severance charges have also caused G&A to fluctuate with $6.1 million recorded during the nine months ended September 30, 2020, compared to $10.2 million during the same period in 2019, including $7.0 million in the third quarter of 2019. Lower G&A expenses in 2020 are also attributable to remuneration received from the Canadian Emergency Wage Subsidy. In the three and nine months ended September 30, 2020, the Company recognized $2.7 million and $5.6 million, respectively, from the program in G&A.
Transaction costs incurred in the nine months ended September 30, 2020 relate primarily to the Saskatchewan gas infrastructure asset disposition. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2020	2019 (1) (Revised)	% Change	2020	2019 (1) (Revised)	% Change
Interest expense on long-term debt	24.9	38.3	(35)	73.2	117.5	(38)
Unrealized (gain) loss on CCS - interest and interest derivative contracts	5.4	(2.1)	(357)	3.0	14.4	(79)
Interest expense	30.3	36.2	(16)	76.2	131.9	(42)
Per boe	2.90	2.53	15	2.22	2.88	(23)
(1)Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on interest rate contracts previously included in derivative gains (losses).
Interest expense on long-term debt decreased 35 percent and 38 percent in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, reflecting the Company's lower average debt balance.
The Company recorded a $5.4 million unrealized loss on interest rate derivatives in the three months ended September 30, 2020 compared to an unrealized gain of $2.1 million in the same period in 2019. The unrealized derivative loss was primarily due to the impact of the stronger forward Canadian dollar at September 30, 2020 as compared to June 30, 2020 on the interest payments related to the Company's cross currency swaps ("CCS").
During the nine months ended September 30, 2020, the Company recognized a $3.0 million unrealized loss on interest rate derivatives compared to $14.4 million the same period in 2019. The unrealized derivative loss was primarily due to the impact of a lower floating interest rate at September 30, 2020 as compared to December 31, 2019 on the Company's interest derivative contracts.

CRESCENT POINT ENERGY CORP.	9

Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At September 30, 2020, 92 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.
Exhibit 12
Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($ millions)	2020	2019 (1) (Revised)	% Change	2020	2019 (1) (Revised)	% Change
Realized gain (loss) on CCS - principal	(11.7)	(1.9)	516	51.7	40.5	28
Translation of US dollar long-term debt	49.4	(38.6)	(228)	(75.8)	114.7	(166)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	(41.5)	57.7	(172)	30.6	(99.2)	(131)
Other	(0.7)	(0.2)	250	0.5	(3.3)	(115)
Foreign exchange gain (loss)	(4.5)	17.0	(126)	7.0	52.7	(87)
(1)Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on CCS and foreign exchange swaps previously included in derivative gains (losses).
The Company has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the third quarter of 2020, the Company recognized a $11.7 million loss on CCS related to LIBOR loan maturities. During the nine months ended September 30, 2020, the Company recognized a $51.7 million gain on CCS primarily related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. The Company recorded a foreign exchange gain of $49.4 million on the translation of US dollar long-term debt and accrued interest in the third quarter of 2020 compared to a foreign exchange loss of $38.6 million in the same period in 2019. The foreign exchange gain from the translation of US dollar long-term debt and accrued interest in third quarter of 2020 was attributable to a stronger Canadian dollar at September 30, 2020 as compared to June 30, 2020.
The Company recorded a foreign exchange loss of $75.8 million on the translation of US dollar long-term debt and accrued interest in the nine months ended September 30, 2020, compared to a foreign exchange gain of $114.7 million in the same period in 2019. The foreign exchange loss from the translation of US dollar long-term debt and accrued interest in 2020 was attributable to a weaker Canadian dollar at September 30, 2020 as compared to December 31, 2019.
The Company recognized an unrealized loss on foreign exchange derivatives of $41.5 million for the three months ended September 30, 2020 compared to an unrealized gain of $57.7 million in the same period in 2019. The unrealized loss on foreign exchange derivatives was primarily related to CCS in the third quarter of 2020 and reflects the stronger forward Canadian dollar at September 30, 2020 as compared to June 30, 2020.
The Company recognized an unrealized gain on foreign exchange derivatives of $30.6 million for the nine months ended September 30, 2020 compared to an unrealized loss of $99.2 million in the same period in 2019. The unrealized gain in 2020 reflects the weaker forward Canadian dollar at September 30, 2020 as compared to December 31, 2019.

CRESCENT POINT ENERGY CORP.	10

Share-based Compensation Expense (Recovery)

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2020	2019	% Change	2020	2019	% Change
Share-based compensation costs (recovery)	2.8	10.6	(74)	(1.0)	23.1	(104)
Unrealized loss on equity derivative contracts	5.2	—	—	1.1	—	—
Capitalized	(0.9)	(1.4)	(36)	(2.3)	(3.7)	(38)
Share-based compensation expense (recovery)	7.1	9.2	(23)	(2.2)	19.4	(111)
Per boe	0.68	0.64	6	(0.06)	0.42	(114)
During the three months ended September 30, 2020, the Company recorded share-based compensation ("SBC") costs of $2.8 million compared to $10.6 million in the same period in 2019. The lower SBC costs in the third quarter of 2020 was primarily due to a decrease in the Company's share price during the quarter and the impact on its cash-settled SBC plans.
During the nine months ended September 30, 2020, the Company recorded a recovery of $1.0 million in SBC costs compared to costs of $23.1 million in the same period in 2019. The recovery was primarily due to the decrease in the Company's share price and the impact on its SBC plans, coupled with the forfeitures recognized from a workforce reduction during the second quarter of 2020.
In the second quarter of 2020, the Company entered into equity derivative contracts to mitigate equity price risk on the Employee Share Value Plan which was approved in April 2020. Refer to the Employee Share Value Plan section below for further information. The equity derivatives mitigate exposure to fluctuations in share price by fixing the future settlement cost on a portion of the cash-settled plan. During the three and nine months ended September 30, 2020, the Company recognized an unrealized derivative loss of $5.2 million and $1.1 million on equity derivative contracts, respectively, due to the decrease in the Company's share price at September 30, 2020.
Exhibit 13
Employee Share Value Plan
In April 2020, the Company approved an Employee Share Value Plan ("ESVP") for certain employees and consultants in lieu of grants that would have previously been made under the Restricted Share Bonus Plan. Awards under the ESVP vest on terms of up to three years from the grant date as determined by the Board of Directors and are settled in cash upon vesting based on the prevailing Crescent Point share price and the aggregate amount of dividends paid from the grant date.
The following table summarizes of the number of Restricted Shares, ESVP awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	September 30, 2020	September 30, 2019
Restricted Share Bonus Plan (1)	4,833,130	3,749,650
Employee Share Value Plan	10,437,490	—
Performance Share Unit Plan (2)	4,346,834	3,325,521
Deferred Share Unit Plan	907,365	261,923
Stock Option Plan (3)	5,940,871	2,845,387
(1)At September 30, 2020, the Company was authorized to issue up to 15,334,846 common shares (September 30, 2019 - 11,188,715 common shares)
(2)Based on underlying units before any effect of performance multipliers.
(3)At September 30, 2020, the weighted average exercise price is $3.92 per share.
As of the date of this report, the Company had 4,706,338 restricted shares, 10,514,198 ESVP awards, 4,346,834 PSUs, 1,277,004 DSUs and 5,940,871 stock options outstanding.

CRESCENT POINT ENERGY CORP.	11

Depletion, Depreciation, Amortization and Impairment

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2020	2019	% Change	2020	2019	% Change
Depletion and depreciation	133.2	279.8	(52)	511.0	862.6	(41)
Amortization of exploration and evaluation undeveloped land	16.7	33.6	(50)	58.0	107.8	(46)
Depletion, depreciation and amortization	149.9	313.4	(52)	569.0	970.4	(41)
Impairment	—	241.4	(100)	3,557.8	249.9	1,324
Depletion, depreciation, amortization and impairment	149.9	554.8	(73)	4,126.8	1,220.3	238
Per boe, before impairment	14.37	21.88	(34)	16.59	21.16	(22)
Per boe	14.37	38.73	(63)	120.35	26.61	352
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment for the three and nine months ended September 30, 2020 were $14.37 per boe and $16.59 per boe, respectively, compared to $21.88 per boe and $21.16 per boe in the same periods in 2019. The decrease in the DD&A rates per boe in both the three and nine months ended September 30, 2020 were primarily due to the impairment expense booked in the fourth quarter of 2019 and first quarter of 2020, which reduced the value of the Company's property, plant and equipment ("PP&E") in addition to dispositions completed in the second half of 2019.
During the nine months ended September 30, 2020, the Company recorded impairment expense of $3.56 billion on its development and production assets primarily due to the significant decrease in forecast benchmark commodity prices at March 31, 2020 compared to December 31, 2019. The value of the Company’s assets was estimated based on independent evaluator pricing, proved plus probable reserves and a discount rate of 15 percent. The impairment charge does not impact the Company's adjusted funds flow, adjusted net earnings from operations or the amount of credit available under our bank credit facilities. The impairment can be reversed in future periods up to the original carrying value less any associated depletion, should there be indicators that the value of the assets has increased.
During the nine months ended September 30, 2019, the Company recognized an impairment loss of $241.4 million on PP&E related to the disposition of its Uinta Basin assets and $8.5 million of impairment related to the disposal of other non-core assets.
Exhibit 14
Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2020	2019	% Change	2020	2019	% Change
Current tax expense	0.2	—	—	0.2	0.2	—
Deferred tax expense (recovery)	0.8	20.2	(96)	(665.5)	88.6	(851)
Current Tax Expense
In both the three and nine months ended September 30, 2020, the Company recorded current tax expense of $0.2 million, compared to nil and $0.2 million, respectively, in the same periods in 2019. Refer to the Company's Annual Information Form for the year ended December 31, 2019 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the third quarter of 2020, the Company recorded deferred tax expense of $0.8 million compared to $20.2 million in the same period in 2019. The deferred tax expense in the three months ended September 30, 2020 was primarily due to the pre-tax income recorded in the period.

CRESCENT POINT ENERGY CORP.	12

In the nine months ended September 30, 2020, the Company recorded a deferred tax recovery of $665.5 million compared to a deferred tax expense of $88.6 million in the comparative 2019 period. The deferred tax recovery in the nine months ended September 30, 2020 was primarily due to the pre-tax loss resulting from the impairment expense recognized, partially offset by the change in estimate for future usable tax pools. The deferred tax expense for 2019 reflects the change in the estimate for future usable tax pools as a result of the sale of the Company's Uinta Basin assets which were classified as assets held for sale at September 30, 2019.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2020	2019	% Change	2020	2019	% Change
Cash flow from operating activities	219.5	402.2	(45)	615.4	1,346.4	(54)

Adjusted funds flow from operations (1)	235.7	389.2	(39)	654.2	1,407.0	(54)

Net income (loss)	0.5	(301.7)	(100)	(2,468.7)	(101.2)	2,339
Net income (loss) per share - diluted	—	(0.55)	(100)	(4.67)	(0.18)	2,494

Adjusted net earnings from operations (1)	71.0	32.6	118	91.8	336.9	(73)
Adjusted net earnings from operations per share - diluted (1)	0.13	0.06	117	0.17	0.61	(72)
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
Cash flow from operating activities decreased 45 percent to $219.5 million in the three months ended September 30, 2020, compared to $402.2 million in the same period in 2019. In the nine months ended September 30, 2020, cash flow from operating activities decreased 54 percent to $615.4 million compared to $1.35 billion in the same period in 2019. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO"), working capital, decommissioning expenditures and transaction costs.
Exhibit 15
The Company's adjusted FFO decreased in both the three and nine months ended September 30, 2020 to $235.7 million and $654.2 million, respectively, compared to $389.2 million and $1.41 billion in the same periods in 2019. The decrease is primarily the result of the decreases in the Cdn$ WTI benchmark price and production volumes, partially offset by the increased realized derivative gain.

CRESCENT POINT ENERGY CORP.	13

Exhibit 16
The Company reported net income of $0.5 million in the three months ended September 30, 2020, compared to a net loss of $301.7 million in the same period in 2019, primarily due to the decrease in DD&A and impairment expense, decrease in other loss and the foreign exchange gain on long-term debt, partially offset by the unrealized derivative loss and the decrease in adjusted FFO. In the three months ended September 30, 2020, the Company recorded net income per share - diluted of nil compared to a net loss per share - diluted of $0.55 in the same period in 2019.
In the nine months ended September 30, 2020, the Company report a net loss of $2.47 billion compared to $101.2 million in the same period in 2019, primarily as a result of the impairment expense recorded in the first quarter of 2020, the decrease in adjusted FFO and the foreign exchange loss on long-term debt, partially offset by the unrealized derivative gain, other income and fluctuations in deferred taxes. In the nine months ended September 30, 2020, the Company recorded a net loss per share - diluted of $4.67 compared to a net loss per share - diluted of $0.18 in the same period in 2019.
Exhibit 17
The Company reported adjusted net earnings from operations of $71.0 million in the three months ended September 30, 2020 compared to $32.6 million in the same period in 2019, primarily due to the decrease in depletion and fluctuations in deferred taxes, partially offset by the decrease in adjusted FFO. Adjusted net earnings from operations per share - diluted for the three months ended September 30, 2020 increased to $0.13, compared to $0.06 in the same period in 2019.
The Company's adjusted net earnings from operations for the nine months ended September 30, 2020 was $91.8 million compared to $336.9 million in the same period in 2019, primarily due to the decrease in adjusted FFO, partially offset by the decrease in depletion and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the nine months ended September 30, 2020 decreased 72 percent to $0.17 compared to $0.61 in the same period in 2019.

CRESCENT POINT ENERGY CORP.	14

Exhibit 18
Dividends

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2020	2019	% Change	2020	2019	% Change
Dividends declared to shareholders	1.3	5.5	(76)	8.0	16.6	(52)
Dividends declared to shareholders per share	0.0025	0.0100	(75)	0.0150	0.0300	(50)
On March 16, 2020, the Company announced a change to the dividend policy to a quarterly cash dividend that equates to $0.01 per share per year.
Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($ millions)	2020	2019	% Change	2020	2019	% Change
Capital acquisitions	—	0.1	(100)	1.4	2.4	(42)
Capital dispositions	(0.9)	(199.3)	(100)	(509.3)	(262.7)	94
Development capital expenditures	93.3	362.3	(74)	485.4	908.7	(47)
Land expenditures	1.2	2.2	(45)	2.8	10.3	(73)
Capitalized administration (1)	7.9	9.2	(14)	26.2	28.1	(7)
Corporate assets	0.4	0.6	(33)	2.8	1.6	75
Total	101.9	175.1	(42)	9.3	688.4	(99)
(1)Capitalized administration excludes capitalized equity-settled SBC.
Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2020 were $93.3 million, compared to $362.3 million in the same period in 2019. In the three months ended September 30, 2020, 7 (6.8 net) wells were drilled and $16.7 million was spent on facilities and seismic.
The Company's development capital expenditures for the nine months ended September 30, 2020 were $485.4 million, compared to $908.7 million in the same period in 2019. In the nine months ended September 30, 2020, 182 (167.0 net) wells were drilled and $51.2 million was spent on facilities and seismic.
Crescent Point's development capital expenditure guidance for 2020 is $665.0 million.

CRESCENT POINT ENERGY CORP.	15

Exhibit 19
Capital Acquisitions and Dispositions
Major Property Disposition
Saskatchewan gas infrastructure asset disposition
In the nine months ended September 30, 2020, the Company disposed of certain Saskatchewan gas infrastructure assets for consideration of $500.2 million. These assets were classified as held for sale at December 31, 2019, and had a net carrying value of $198.3 million, resulting in a gain of $301.9 million.
Minor Property Acquisitions and Dispositions
In the nine months ended September 30, 2020, the Company completed minor property acquisitions and dispositions for total net consideration of $7.7 million, resulting in a gain of $6.0 million. These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Lease Liability
At September 30, 2020, the Company had $157.5 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability increased by $35.6 million during the third quarter of 2020 from $1.05 billion at June 30, 2020 to $1.09 billion at September 30, 2020. The increase primarily relates to a change in discount and inflation rate estimates. The liability was based on estimated undiscounted cash flows to settle the obligation of $1.05 billion.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	September 30, 2020	December 31, 2019
Net debt (1)	2,189.2	2,765.3
Shares outstanding	529,734,597	529,399,923
Market price at end of period (per share)	1.61	5.79
Market capitalization (1)	852.9	3,065.2
Enterprise value (1)	3,042.1	5,830.5
Net debt as a percentage of enterprise value	72	47
Adjusted funds flow from operations (1) (2)	1,072.6	1,825.4
Net debt to adjusted funds flow from operations (1)	2.0	1.5
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
At September 30, 2020, Crescent Point's enterprise value was $3.04 billion and the Company was capitalized with 28 percent equity compared to $5.83 billion and 53 percent at December 31, 2019, respectively. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2020 increased to 2.0 times compared to 1.5 times at December 31, 2019, largely due to lower adjusted funds flow from operations, primarily as a result of the decrease in the Cdn$ WTI benchmark price, partially offset by the reduction in net debt.

CRESCENT POINT ENERGY CORP.	16

Exhibit 20
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined revolving credit facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is October 25, 2023. As at September 30, 2020, the Company had approximately $481.3 million drawn on bank credit facilities, including $7.6 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.53 billion including cash of $8.6 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at September 30, 2020 which are listed in the table below:

Covenant Description	Maximum Ratio	September 30, 2020
Senior debt to adjusted EBITDA (1) (2) (5)	3.5	2.0
Total debt to adjusted EBITDA (1) (3) (5)	4.0	2.0
Senior debt to capital (2) (4)	0.55	0.48
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
(5)Senior debt to EBITDA and Total debt to EBITDA for certain senior guaranteed note covenants at September 30, 2020 was 2.1, adjusted for material dispositions.
The global COVID-19 pandemic has had a significant impact on the global economy and has resulted in material weakening of crude oil prices. This has impacted Crescent Point’s financial condition with a decrease in the Company’s market capitalization, the recognition of a significant impairment charge in the first quarter of 2020, and a decrease in future forecasted cash flows and earnings from prior levels. Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company will continue to monitor the commodity price environment and will make further adjustments as needed to protect its balance sheet.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. The Company actively manages its counterparty exposure and has procedures to mitigate credit losses given the heightened risk exposure in the current environment.
Shareholders' Equity
At September 30, 2020, Crescent Point had 529.7 million common shares issued and outstanding compared to 529.4 million common shares at December 31, 2019. The increase of 0.3 million shares is due to shares issued pursuant to the Restricted Share Bonus Plan, partially offset by shares repurchased and cancelled under the Normal Course Issuer Bid ("NCIB").
As of the date of this report, the Company had 530,035,922 common shares outstanding.
Normal Course Issuer Bid
In January 2020, the Company purchased and cancelled 2.2 million common shares for total consideration of $12.7 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

CRESCENT POINT ENERGY CORP.	17

On March 5, 2020, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 36,884,438 common shares, or seven percent of the Company's public float, as at February 28, 2020. The NCIB commenced on March 9, 2020 and is due to expire on March 8, 2021. In response to the current price environment, the Company is deferring share repurchases under its NCIB with flexibility for it to be resumed as market conditions permit.
Contractual Obligations and Commitments
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan. In connection with the sale, the Company entered into a gas handling agreement with a gas processor that includes a long-term volume commitment. The gas handling agreement is only terminable in very limited circumstances. If the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
At September 30, 2020, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	5.0	9.5	12.7	32.0	59.2
Gas processing	39.3	80.2	82.1	380.1	581.7
Transportation	15.6	25.0	24.4	4.2	69.2
Total contractual commitments (2)	59.9	114.7	119.2	416.3	710.1
(1)Includes operating costs on the Company's office space, net of $11.4 million of recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" in the unaudited consolidated financial statements for the period ended September 30, 2020 for further information.
Critical Accounting Estimates
The following outlines changes to and additional use of estimates and assumptions for the period ended September 30, 2020. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2019.
Decommissioning Liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The Company previously recorded the liability using estimated inflation and the relevant risk free rate to discount cash flows. At September 30, 2020, the Company used a derived inflation from the real-return rate and discounted using the relevant risk free rate. This change in accounting estimate is applied on a prospective basis.
Saskatchewan gas infrastructure asset disposition
Significant judgments were involved in assessing the economic benefit under the purchase and sale agreement in determining the right to control the assets for the conditions of a sale. Judgments were also involved in forecasting future cash flows to determine the Company's expected utilization of the asset under lease accounting. If one or a combination of the underlying assumptions were materially different than the assumptions used in the Company’s analysis, this could potentially impact the underlying accounting treatment for the transaction.
Risk Factors
The following risk factor supplements the "Risk Factors" section in the Company's Annual Information Form for the year ended December 31, 2019.
The COVID-19 Pandemic has adversely affected and could continue to adversely affect the Company's financial condition and results from operations
The COVID-19 pandemic, and actions taken in response, have resulted in a significant contraction in the global economy. This has caused an unprecedented disruption in the oil and gas industry and negatively impacted the demand for and pricing of energy products, including crude oil, NGLs and natural gas produced by the Company. As there are many variables and uncertainties regarding COVID-19, as well as its impact on the economic environment, including the duration and magnitude of the disruption in the oil and gas industry, it is not possible to precisely estimate the potential impact of the COVID-19 pandemic on the Company's financial condition and operations. There may be continued disruption in the demand for commodities which may have a prolonged adverse effect on the Company's financial condition, income, results from operations and cash flows. Other risks disclosed in the Company's Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2019 may be heightened and there may also be effects that are not currently known as the full impact of the COVID-19 pandemic is still uncertain.

CRESCENT POINT ENERGY CORP.	18

Changes in Accounting Policies
In the current accounting period, the Company adopted the amendment to IFRS 3 Business Combinations and applied IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.
Business Combinations
IFRS 3 Business Combinations was amended in October 2018 to revise the definition of the term 'business'. The amendments narrowed the definitions of a business and outputs and includes an optional concentration test. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.
Government Grants
The Company may receive government grants which provide immediate financial assistance as compensation for costs or expenditures to be incurred. Government grants are accounted for when there is reasonable assurance that conditions attached to the grants are met and that the grants will be received. The Company recognizes government grants in net income on a systematic basis and in line with recognition of the expenses that the grants are intended to compensate.

CRESCENT POINT ENERGY CORP.	19

Summary of Quarterly Results

	2020			2019				2018
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	437.0	259.0	548.4	729.3	769.1	945.2	892.4	791.6

Average daily production
Crude oil (bbls/d)	89,260	94,900	111,928	111,394	119,011	134,951	139,911	140,281
NGLs (bbls/d)	13,458	14,210	17,493	21,406	20,627	20,841	20,097	20,210
Natural gas (mcf/d)	63,988	70,391	71,451	74,347	96,422	100,101	95,679	106,236
Total (boe/d)	113,383	120,842	141,330	145,191	155,708	172,476	175,955	178,198

Net income (loss) (1)	0.5	(145.1)	(2,324.1)	(932.1)	(301.7)	198.6	1.9	(2,390.5)
Net income (loss) per share (1)	—	(0.27)	(4.40)	(1.73)	(0.55)	0.36	—	(4.35)
Net income (loss) per share – diluted (1)	—	(0.27)	(4.40)	(1.73)	(0.55)	0.36	—	(4.35)

Adjusted net earnings (loss) from operations(1) (2)	71.0	(27.9)	48.7	49.9	32.6	146.0	158.3	(16.3)
Adjusted net earnings (loss) from operations per share (1) (2)	0.13	(0.05)	0.09	0.09	0.06	0.27	0.29	(0.03)
Adjusted net earnings (loss) from operations per share – diluted (1) (2)	0.13	(0.05)	0.09	0.09	0.06	0.27	0.29	(0.03)

Cash flow from operating activities	219.5	66.6	329.3	396.5	402.2	527.4	416.8	359.1

Adjusted funds flow from operations (1) (2)	235.7	109.0	309.5	418.4	389.2	503.8	514.0	337.3

Adjusted working capital (deficiency) (3)	(65.5)	(38.7)	(190.5)	(126.1)	(100.2)	(124.7)	(139.8)	(208.2)
Total assets (1)	6,864.2	7,022.8	7,209.7	10,091.8	12,073.3	12,430.7	12,824.2	12,730.4
Total liabilities (1)	3,952.3	4,093.0	4,097.6	4,749.1	5,685.2	5,751.7	6,288.8	6,117.6
Net debt (2)	2,189.2	2,308.6	2,327.9	2,765.3	3,360.0	3,553.5	3,905.5	4,011.3
Total long-term derivative liability	2.4	1.4	0.3	—	—	—	5.9	—

Weighted average shares – diluted (millions)	532.9	531.2	528.3	538.7	548.0	548.2	550.3	550.2

Capital acquisitions	—	—	1.4	13.5	0.1	—	2.3	2.5
Capital dispositions	(0.9)	(1.5)	(506.9)	(677.3)	(199.3)	(58.3)	(5.1)	(45.0)
Development capital expenditures	93.3	72.0	320.1	343.4	362.3	166.2	380.2	302.3

Dividends declared	1.3	1.4	5.3	5.4	5.5	5.5	5.6	49.4
Dividends declared per share	0.0025	0.0025	0.0100	0.0100	0.0100	0.0100	0.0100	0.0900
(1)On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated.
(2)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(3)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and foreign exchange rates, PP&E impairments recorded in the first quarter of 2020, fourth quarter of 2019 and fourth quarter of 2018, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, dispositions and the Company's development capital program.

CRESCENT POINT ENERGY CORP.	20

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the third quarter of 2020.
With the COVID-19 pandemic, the Company ensured that the operating effectiveness of current controls continued with the adoption of a work from home policy for employees as well as physical distancing protocols within field operations. Any changes did not materially affect, nor are they reasonably likely to materially affect, the Company's internal controls over financial reporting.
Guidance
Crescent Point's guidance for 2020 is as follows:

Production	Prior (1)	Revised
Total annual average production (boe/d)	119,000 - 121,000	121,000
% Oil and NGLs	91%	91%
Development capital expenditures ($ millions) (2)	$665	$665
Drilling and development (%)	90%	90%
Facilities and seismic (%)	10%	10%
(1)Prior guidance published in the Company's September 1, 2020 press release.
(2)Development capital expenditures excludes approximately $80.0 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.
Crescent Point will continue to seek opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2019 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	21

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2020	2019	% Change	2020	2019	% Change
Cash flow from operating activities	219.5	402.2	(45)	615.4	1,346.4	(54)
Changes in non-cash working capital	14.8	(21.8)	(168)	22.8	40.9	(44)
Transaction costs	0.1	3.1	(97)	5.4	4.2	29
Decommissioning expenditures	1.3	5.7	(77)	10.6	15.5	(32)
Adjusted funds flow from operations	235.7	389.2	(39)	654.2	1,407.0	(54)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2020	2019	% Change	2020	2019	% Change
Net income (loss)	0.5	(301.7)	(100)	(2,468.7)	(101.2)	2,339
Amortization of E&E undeveloped land	16.7	33.6	(50)	58.0	107.8	(46)
Impairment	—	241.4	(100)	3,557.8	249.9	1,324
Unrealized derivative (gains) losses	116.3	(128.3)	(191)	(73.0)	115.7	(163)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(37.7)	40.5	(193)	24.1	(155.2)	(116)
Unrealized loss on long-term investments	0.8	0.1	700	5.1	1.5	240
Net (gain) loss on capital dispositions	0.4	193.2	(100)	(307.9)	199.3	(254)
Deferred tax relating to adjustments	(26.0)	(46.2)	(44)	(703.6)	(80.9)	770
Adjusted net earnings from operations	71.0	32.6	118	91.8	336.9	(73)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	22

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2020	December 31, 2019	% Change
Long-term debt (1)	2,413.7	2,905.1	(17)
Accounts payable and accrued liabilities	277.8	479.4	(42)
Long-term compensation liability (2)	11.6	13.1	(11)
Cash	(8.6)	(56.9)	(85)
Accounts receivable	(189.5)	(295.9)	(36)
Prepaids and deposits	(24.1)	(6.9)	249
Long-term investments	(1.7)	(6.7)	(75)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(290.0)	(265.9)	9
Net debt	2,189.2	2,765.3	(21)
(1)Includes current portion of long-term debt.
(2)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of equity valuation. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	23

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Commodity Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rate movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2020 production and development capital expenditures guidance;
● Continued commodity price volatility and the potential for continued commodity price weakness;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company seeking opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements;
● Estimated undiscounted cash flows to settle decommissioning liability;
● Further adjustments in light of the commodity price environment to protect the Company's balance sheet as necessary; and
● COVID-19 impacts and response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	24

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (FASB) Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (IFRS).
For the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	25

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	26